

January 17, 2013

Via E-mail
Scott F. Smith, Esq.
Covington & Burling LLP
620 Eighth Avenue
New York, NY 10018-1405

> **Re:    SandRidge Energy, Inc.**
> **Revised Preliminary Consent Revocation Statement on Schedule 14A**
> **Filed January 15, 2013**
> **File No. 001-33784**

Dear Mr. Smith:

We have reviewed the above filing and related response letter and have the following additional comment.

The removal and replacement of a majority of the Board…, page 8

1.    We note the revised disclosure added in response to prior comment 3.  Notwithstanding the first sentence of the first bullet point of this section, the second paragraph as currently written implies that the election of the TPG-Axon Group Nominees would essentially cause a material adverse effect resulting from the Company's obligation to refinance up to $4.3 billion of the Company's senior notes.  However, it appears that it is within the Board's complete discretion to avoid the Company incurring such obligation, simply by approving any TPG-Axon Group Nominees who may be duly elected to the Board by stockholders.  Please supplement the disclosure to make this point more clear.  Also disclose the factors that the Board would consider in making its good faith determination that the election of one or more of the TPG-Axon Group Nominees would not be materially adverse to the interests of the Company or its stockholders and whether the board would consider as part of such determination the "extreme, risky and unnecessary financial burden" to the Company resulting from the board's disapproval of such nominees and the related event of default and refinancing obligation.

When should I return my Consent Revocation Card? Page 13

2.    Please update this section and the section entitled "Effectiveness of Consents" to disclose the date by which valid, unrevoked consents signed by the holders of a majority of the shares of the Common Stock outstanding as of the Record Date must be delivered to the Company in order for the TPG-Axon Consent Proposals to become effective.

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Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions